HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 68139.1004

October 7, 2009

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed on October 7, 2009
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 30, 2009.

For convenience of reference, each Staff comment contained in your September 30, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Yolanda Crittendon, Cicely LaMothe, Duc Dang and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on September 3, 2009. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

October 7, 2009

Summary, page 1

Our Performance, page 5

1.	We note your response to comment 13 that the 2006-2 AAA ABX index is the basis for your disclosure that you have performed relatively well compared to the broader market. In your business section, please revise to describe the content of the noted index. Is it only based on RMBS issued in a specific year? Does the index include agency and non-agency? Also, revise to clarify the significance of the index figures cited.

RESPONSE: The Company has revised the disclosure on pages 6 and 7 in the prospectus in response to the Staff’s comment.

2.	Please revise to clarify why the repurchases affected your return figures in the disclosed periods.

RESPONSE: The Company has revised the disclosure on page 6 in the prospectus in response to the Staff’s comment.

Our Financing Strategy, page 7

3.	We note your disclosure here and elsewhere that the reverse repos to shareholders’ equity, or your “debt-to-equity ratio,” was 1.24. It is not clear how your debt to equity ratio is equivalent to your reverse repo ratio. Further, the disclosed debt to equity ratio appears understated. Please revise to clarify.

RESPONSE: The Company believes it appropriate and common convention to calculate the Company’s debt-to-equity ratio by including as debt only borrowings of the Company and not to include investments sold short, derivatives, margin or payables, and further believes that this calculation is both understood by and useful to investors. The Company further notes that reverse repos are the only outstanding borrowings as of June 30, 2009. As such, 1.24 to 1 is both the Company’s debt-to-equity ratio and its reverse repo ratio as of such date.

Risk Factors, page 22

4.

We note your response to comment 17. We continue to note that this section is well over 30 pages long. For example only, we note that the risk factors on pages 23, 26, and 46 are several paragraphs in length and present detailed information that is more appropriate for your Business or MD&A sections. Please revise your risk factors to provide brevity and enough disclosure to place the risk into context. Detailed disclosure should accompany the related disclosure in subsequent sections. Also, to the extent the

Mr. Thomas Kluck

October 7, 2009

current risk factors affect companies across industries or are speculative, they appear to obfuscate the relevant risk factors. Please revise to remove broad, generic, and/or speculative risk factors.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment

Terrorist attacks and other acts of violence…., page 44

5.	We note your response to comment 23. As revised, this risk factor continues to appear to affect companies across industries. Please revise to clarify how this risk is specific to you or remove the risk factor.

RESPONSE: The Company has removed the risk factor in response to the Staff’s comment.

Institutional Trading of our Common Shares, page 59

6.	We note your response to comment 27 that you repurchased 608,500 shares at prices of $12 to $13. Please revise to discuss the time frame associated with those purchases.

RESPONSE: The Company has revised the disclosure on page 57 in the prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis, page 65

7.	We note response to comment 38 that you adjust for risk by investing in assets you believe compensate you appropriately for the associated risk. Here, or in the appropriate section, please revise to elaborate on the risk adjustment nature of your investment strategy. For instance, discuss how your strategy and adjustment for risk relates to levels of subordination and investment grades of non-agency assets you would acquire. Does risk adjustment imply you are willing to invest in assets with more risk to receive more return or safer assets for lower return?

RESPONSE: The Company has revised the disclosure on page 63 in the prospectus in response to the Staff’s comment.

8.	On page 66, we note that in light of the poor credit performance of non-agency RMBS, you continue to target such assets at prices you believe with provide “attractive, risk-adjusted” returns. Please revise to clarify if you are employing any leverage in your non-agency investments.

RESPONSE: The Company has revised the disclosure on page 63 in the prospectus in response to the Staff’s comment.

Mr. Thomas Kluck

October 7, 2009

9.	We note your response to comment 1 and the expanded disclosure on pages 67 and 68. Please revise to clarify if your assets fall within those targeted by the PPIP programs.

RESPONSE: The Company has revised the disclosure on page 66 in the prospectus in response to the Staff’s comment.

Critical Accounting Policies, page 68

10.	We note your response to comment 29. Please confirm to us that your early adoption of SOP 07-1 on August 17, 2007 was substantive. Please tell us if you applied the related accounting during the period August 17, 2007 through December 15, 2007.

RESPONSE: The Company has applied SOP 07-1 for all accounting periods from August 17, 2007 to the date hereof. The Company’s adoption of SOP 07-1 on August 17, 2007 was substantive.

11.	Furthermore, you note in your response that you disclosed your stated business purpose in the Registration Agreement and the Offering Memorandum related to your August 2007 private placement. Please provide us with the relevant excerpts from these documents that support this statement. Also, specifically tell us if you disclosed that you adopted SOP 07-1 in these documents. Please provide us with the disclosure, if applicable.

RESPONSE: The Company will provide supplementally under separate cover copies of the relevant excerpts from the Offering Memorandum related to its August 2007 private placement supporting the statement. The Company respectfully wishes to clarify that the description of its business purpose is contained in the Registration Statement under the headings “Summary — Our Strategy” and “Business — Our Strategy.” In addition, the Company hereby confirms that it did not disclose the adoption of SOP 07-1 in the Offering Memorandum since the Company has always performed its accounting in accordance with the AICPA Audit and Accounting Guide, Investment Companies.

Mr. Thomas Kluck

October 7, 2009

Six Months Ended June 30, 2009, page 77

12.	We note that your 77% increase in interest income was a result of a deployment of capital. Please revise to elaborate on your use of capital that resulted in your increase in interest income. Quantify the additional investments in assets and identify those assets.

RESPONSE: The Company has revised the disclosure on page 76 in the prospectus in response to the Staff’s comment.

13.	We note the increase in non-investment expenses is mainly due to incentive fees. Please revise to disclose the amounts of the incentive fees and base management fees, and discuss the reasons for the payment of or increase in incentive fees.

RESPONSE: The Company has revised the disclosure on pages 76 and 77 in the prospectus in response to the Staff’s comment.

14.	We note you experienced a significant increase in net realized and unrealized gains of approximately $62.5 million due to an increase in the value of your investments. Please revise to discuss the assets that experienced the increase in value and the reasons for such increase.

RESPONSE: The Company has revised the disclosure on page 77 in the prospectus in response to the Staff’s comment. The Company further advises the Staff that the Company does not believe that it is appropriate to speculate as to the reasons that the market’s perception of value in these sectors changed during the periods in question.

Liquidity and Capital Resources, page 80

15.	We note your response to comment 27. Please revise to discuss your reasons for repurchasing your shares.

RESPONSE: The Company has revised the disclosure on page 80 in the prospectus in response to the Staff’s comment.

Business, page 86

Non-Agency RMBS, page 89

16.	We note your response to comment 37 and the reference to the disclosure starting on page F-3 and the rating description on page F-7. Taking into account that disclosure, your non-agency securities’ risk profile remains unclear. Please revise to discuss the seniority and credit ratings of your non-agency assets or tell us why you are not able to provide such disclosure.

Mr. Thomas Kluck

October 7, 2009

RESPONSE: The Company advises the Staff that it has revised the disclosure on page 89 in the prospectus to include a general description of the current composition of its non-Agency RMBS assets and has added a table on page 91 that shows the various ratings categories of the securities, other than interest only securities, in its non-Agency RMBS portfolio, and the average securities pricing within these categories, as of June 30, 2009, together with the allocation of the Company’s equity capital among these categories. The Company further advises the Staff that it will provide the information to be set forth in the new table on page 91 in a subsequent filing of a pre-effective amendment to the Registration Statement. The Company notes the Staff’s comment regarding discussion of the seniority of the non-Agency RMBS held by the Company and respectfully advises the Staff that it believes it is difficult to quantitatively present that information in a detailed manner that would be accurate and useful for prospective investors. Categorizations regarding seniority are not standardized determinations but rather are subjective and accordingly could be misinterpreted by investors. In particular, with respect to some non-Agency RMBS, seniority can change over time based on the structure of the applicable securitization and performance of the underlying pool of mortgage loans.

Mortgage-Related Derivatives, page 90

17.	We note your response to comment 39. Please note that you should not rely on the risk factors, as they are meant to be brief highlights of material risks, to provide important business disclosure. Please revise to discuss the impact that any new regulations related to derivatives, including credit default swaps, would have on your operations, or tell us why such disclosure is not material.

Mr. Thomas Kluck

October 7, 2009

RESPONSE: The Company has revised the disclosure on page 90 in the prospectus in response to the Staff’s comment.

Conflicts of Interest, page 95

18.	We note the net assets under management of $1.9 billion disclosed on page 95. Please tell us if the difference between the net assets under management figure here and the $2.2 billion disclosed on page 87 accounts for the assets that do not have similar investment objectives to you.

RESPONSE: The Company respectfully advises the Staff that the $2.2 billion of total assets under management disclosed on page 86 is inclusive of the Company’s assets, while the $1.9 billion of assets disclosed on page 95 as potentially having similar investment objectives is exclusive of the Company’s assets.

Management, page 107

19.	To the extent that persons who are listed as officers of your manager and Ellington are also your officers, please revise to identify their role with you in their biographical disclosure and disclose the time frame they have held such role.

RESPONSE: The Company has revised the disclosure in the prospectus in response to the Staff’s comment.

Executive Compensation, page 110

20.	We note your response to comment 44 that Ellington and your manager have not designated any persons to be your dedicated officers. Your disclosure indicates that you have a dedicated CFO. Please revise to clarify that you do not have any dedicated employees that you are required to provide reimbursements for, currently or historically.

RESPONSE: The Company recently appointed a dedicated Chief Financial Officer and the Company has revised the disclosure on page 110 of the prospectus and elsewhere in the prospectus in response to the Staff’s comment.

Mr. Thomas Kluck

October 7, 2009

Base Management Fees, Incentive Fees and Reimbursement of Expenses, page 117

21.	We also note your response to comment 46 that to include the methodology of the calculation of fees would be misleading. In order to enhance investors’ understanding of the effect of the change in your management fee arrangement, please provide a summary calculation of the fees that would have been payable based on last year’s and the interim periods’ performance and the current fee arrangement.

RESPONSE: The Company has revised the disclosure on pages 118 and 119 in the prospectus in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 121

22.	We note your response to comment 7 and the revised disclosure here. Please revise to clarify how Ellington will be compensated for providing the services and personnel needed for your manager to fulfill its obligations to you.

RESPONSE: The Company has revised the disclosure on page 122 in the prospectus in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Laurence Penn

Eric Bothwell

S. Gregory Cope

Valerie Ford Jacob

Paul D. Tropp

Charles Cotter

Enclosure